November 17, 2021

BY EDGAR

Howard Efron

Jennifer Monick

Austin Wood

James Lopez

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TLGY Acquisition Corporation

Amendment No.1 to Registration Statement on Form S-1

Filed November 3, 2021

File No. 333-260242

Dear Mr. Efron, Ms. Monick, Mr. Wood and Mr. Lopez:

We set forth below the response of TLGY Acquisition Corporation (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission in its letter dated November 16, 2021 with respect to Amendment No. 1 to registration statement on Form S-1 (the “Amended Registration Statement”) filed on November 3, 2021. Contemporaneously, we are filing Amendment No. 2 to registration statement on Form S-1 via Edgar.

The Company plans to price the deal on or around November 30, 2021, subject to market conditions. As such, the Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable. To facilitate the Staff’s review, we have separately delivered to you four courtesy copies of the Amendment No. 2 to registration statement on Form S-1, marked to show changes to the Amended Registration Statement filed on November 3, 2021.

Form S-1

Cover Page

1.

We note your amended disclosure throughout the filing that you will not initiate a business combination with any company that has principal business operations based in China. The language leaves open the possibility that you could undertake an initial business combination in circumstances where you do not initiate the transaction. Please revise your disclosure in response to our prior comments if you retain the option of undertaking an initial business combination with any entity with principal operations in China or Hong Kong or, alternatively, revise to clearly specify any such limitation.

Response: The Company has revised the disclosure on the cover page, pages 4, 9, 12, 44, 55, 101, 106 and 108 of Amendment No. 2 to registration statement on Form S-1 in response to the staff’s comment.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2704.

Very truly yours,

/s/ Jin-Goon Kim
Name: Jin-Goon Kim
Title: Chairman and Chief Executive Officer

cc:	Jin-Goon Kim

TLGY Acquisition Corporation

Adam J. Brenneman

Zizhen Chen

Cleary Gottlieb Steen & Hamilton LLP